UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Data theft dating back to 2006 continues to concern Deutsche Telekom

Oct 04, 2008

•	Data storage medium with 17 million mobile telephone numbers found

•	No evidence of unauthorized use by third parties

•	No bank details, credit card numbers or call data affected

•	Security measures further tightened since 2006

An incident of data theft dating back to 2006 continues to concern Deutsche Telekom and the public prosecutors’ office. According to the magazine Der Spiegel, a storage device with 17 million mobile telephone data records is in the hands of unknown parties. The Data relate to both prepay and postpay customers. Apart from names, addresses and cell phone numbers, the data, in some cases, also include the date of birth or e-mail addresses. The records do not contain bank details, credit card numbers or call data. Deutsche Telekom has no evidence to confirm that the records have led to harassment of users in 2006 or subsequent years, or that they have otherwise been misused by unauthorized parties.

In spring 2006, Deutsche Telekom immediately reported the theft to the responsible public prosecutors’ office. Within the scope of their investigations, the public prosecutors’ office was able to recover storage media. Extensive research conducted over several months on the Internet and in data trading places could not reveal any clues indicating that the data had been offered or disseminated on the black market. Owing to this, Deutsche Telekom assumed that there would be no dissemination of the data. However, Der Spiegel was apparently able to access the data in question via third parties.

“We are very concerned by the fact that the incident from 2006 is relevant once again. Until now, we were under the assumption that the data in question had been recovered completely as part of the investigations of the public prosecutors’ office and were safe,” said Philipp Humm, Managing Director at T-Mobile Deutschland. “Notwithstanding the fact that the culprits have been at work with a tremendous criminal potential, we earnestly regret to say that we have not been able to protect our customer data in line with our standards.”

“Neither from our service units nor from anywhere else have we received any evidence that this data has been misused to the disadvantage of our customers,” stressed Mr. Humm. “Nevertheless, we would like to emphasize that we have significantly tightened our security measures since 2006. If there are any queries, we request customers to call our toll-free hotline for further information. Customers can also request to have their mobile phone numbers changed free of charge.”

Following the data theft in 2006, T-Mobile has intensified their security measures. Among other initiatives, complex passwords have in the meantime become a technical necessity, access authorization has been restricted to an even greater extent, access to databases managing customer data is being monitored closer than ever and registered, and a semi-automatic security monitoring system for database administration and configuration has been developed. Independent experts have confirmed that the security standards at Deutsche Telekom are very high.

Special hotline number: 0800 330 034505

Internet: www.telekom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: October 6, 2008